Eaton Vance Management

Two International Place

Boston, MA 02110

(617) 482-8260

www.eatonvance.com

May 12, 2021

VIA EDGAR

Mr. Daniel Greenspan

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	485(a) Filing for Eaton Vance Mutual Funds Trust (the “Registrant”) on behalf of:

  Eaton Vance Government Opportunities Fund (“Government Opportunities Fund”)

  Eaton Vance Short Duration Government Income Fund (“Short Duration Government Income

  Fund”) (each a “Fund” and together with Government Opportunities Fund, the “Funds”)

Post-Effective Amendment No. 338 (1933 Act File No. 002-90946) Amendment No. 341 (1940 Act File No. 811-04015) (the “Amendment”)

Dear Mr. Greenspan:

This letter responds to the comments you provided telephonically to the undersigned on May 5, 2021 with respect to the Amendment. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Amendment. The comments and Registrant’s responses thereto are as follows:

1.	Comment: In the Fund Summary – Performance section for Short Duration Government Income Fund, please add disclosure to the following sentence to clarify the performance shown for Advisers Class does not reflect Class A’s sales charge:

“Advisers Class performance shown above for the period prior to [ ], 2021 (commencement of operations) is the performance of Class A shares at net asset value without adjustment for any differences in the expenses of the two classes.”

Response: The sentence will be revised as follows:

“Advisers Class performance shown above for the period prior to May 17, 2021 (commencement of operations) is the performance of Class A shares at net asset value without adjustment for Class A’s sales charge and without adjustment for any differences in the expenses of the two classes.”

2.	Comment: The Staff notes that the new investment advisory agreements (“Agreements”) effective March 1, 2021 for each Fund were not included in the Amendment. Please file the Agreements as exhibits to the Funds’ subsequent amendment to its Registration Statement.

Response: The Registrant confirms that each Fund’s Agreement was filed as Exhibit (d)(16) and (d)(21) to Post-Effective Amendment No. 339 of Eaton Vance Mutual Funds Trust filed April 28, 2021 (Accession No. 0000940394-21-000787) and will be incorporated by reference into the Funds’ subsequent amendment to its Registration Statement made pursuant to Rule 485(b) of the Securities Act of 1933, as amended (the “Securities Act”) (“485(b) Filing”).

3.	Comment: The Staff notes that the Consent of Independent Registered Public Accounting Firm (“Consent”) was not included in the Amendment. Please file the Consent as an exhibit to the Funds’ 485(b) Filing.

Response: The Funds will file a Consent as an exhibit to the Funds’ 485(b) Filing.

4.	Comment: In the Funds’ Statement of Additional Information under the section entitled “Portfolio Securities Transactions,” please supplementary explain what order is being referenced in the following sentence:

“Pursuant to an order issued by the SEC, a Fund is permitted to engage in principal transactions in money market instruments, subject to certain conditions, with Morgan Stanley & Co. LLC, a broker-dealer affiliated with Morgan Stanley.”

Response: The order being referenced is Investment Company Act Release No. 28125; 812-13213, Morgan Stanley Investment Management Inc., et al., Notice of Application dated January 18, 2008. In addition, the following disclosure is being included to the sentence listed above in the Funds’ Statement of Additional Information under the section entitled “Portfolio Securities Transactions.”

“Since March 1, 2021, a Fund did not effect any principal transactions with any broker-dealer affiliated with Morgan Stanley.”

5.	Comment: The Staff notes that Rule 483(b) under the Securities Act states that “[I]f the name of any officer signing on behalf of the registrant, or attesting the registrant's seal, is signed pursuant to a power of attorney, certified copies of a resolution of the registrant's board of directors authorizing such signature shall also be filed as an exhibit to the registration statement.” Please confirm that such certified copies of the board resolution authorizing the signature of the Registrant’s president will be filed as an exhibit to a subsequent amendment to the Funds’ registration statement.

Response: The Registrant confirms that such certified copies of the referenced board resolution was filed as Exhibit (q)(2) to Post-Effective Amendment No. 235 of Eaton Vance Growth Trust filed December 23, 2020 (Accession No. 0000940394-20-001627) and was incorporated by reference into the Amendment.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 672-8655.

Very truly yours,

/s/ Jeanmarie Valle Lee

     Jeanmarie Valle Lee, Esq.

     Vice President